                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2(b)


                          Transcend Therapeutics, Inc.
          ------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
          ------------------------------------------------------------
                         (Title of Class of Securities)


                                   89353T 10 2
          ------------------------------------------------------------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         (Continued on following pages)


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CUSIP NO. 89353T 10 2             SCHEDULE 13G                       Page 2 of 4



--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        BOEHRINGER INGELHEIM INTERNATIONAL GmbH
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)   [ ]
                                                               (b)   [ ]

--------------------------------------------------------------------------------
3.      SEC USE ONLY


--------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        FEDERAL REPUBLIC OF GERMANY
--------------------------------------------------------------------------------
                   5.     SOLE VOTING POWER

                          500,000
    NUMBER OF      -------------------------------------------------------------
      SHARES       6.     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             NONE
       EACH        -------------------------------------------------------------
    REPORTING      7.     SOLE DISPOSITIVE POWER
      PERSON
       WITH               500,000
                   -------------------------------------------------------------
                   8.     SHARED DISPOSITIVE POWER

                          NONE
--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        500,000
--------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                      [ ]

--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        8.7%(1)
--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        OO(2)
--------------------------------------------------------------------------------

(1) Based upon 5,758,649 shares of Common Stock outstanding as of December 31, 1997.

(2) Boehringer Ingelheim International GmbH is a limited liability company organized under the laws of the Federal Republic of Germany.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 89353T 10 2             SCHEDULE 13G                       Page 3 of 4



ITEM 1(a).   NAME OF ISSUER:

             Transcend Therapeutics, Inc., a Delaware corporation (the
             "Company")

ITEM 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             640 Memorial Drive
             Cambridge, Massachusetts 02139

ITEM 2(a).   NAME OF PERSON FILING:

             Boehringer Ingelheim International GmbH (the "Reporting Person")

ITEM 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

             D-55216 Ingelheim am Rhein
             Germany

ITEM 2(c).   CITIZENSHIP:

             The Reporting Person is a limited liability company organized under the laws of the Federal Republic of Germany.

ITEM 2(d).   TITLE OF CLASS OF SECURITIES:

             Common Stock, $.01 par value per share, of Transcend
             Therapeutics, Inc.

ITEM 2(e).   CUSIP NUMBER:

             89353T 10 2.

ITEM 3.      STATEMENT FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b)

             Not Applicable.

ITEM 4.      OWNERSHIP.

     (a)     The Reporting Person owns 500,000 shares of the Company's Common
             Stock.

     (b) The 500,000 shares of Common Stock owned by the Reporting Person constitutes 8.7% of the 5,758,649 shares of the Company's Common Stock outstanding as of December 31, 1997.

     (c) The Reporting Person has sole voting and investment power with respect to all shares of Common Stock owned.

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

             Not Applicable.

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             Not Applicable.


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CUSIP NO. 89353T 10 2             SCHEDULE 13G                       Page 4 of 4



ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             Not Applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             Not Applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

             Not Applicable.

ITEM 10.     CERTIFICATION.

             Not Applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 11, 1998

BOEHRINGER INGELHEIM INTERNATIONAL GmbH


By: /s/ ppa. Muller                           By: /s/ ppa. Fechner
    -----------------------                        -----------------------
Name:  Muller                                  Name:  Fechner
      ---------------------                          ---------------------
        Authorized signatory                           Authorized signatory
Title: ______________________                  Title: ______________________